
Mail Stop 4631

March 15, 2016

<u>Via E-mail</u>
Craig Laurie
Chief Financial Officer and Director
Brookfield Business Partners Limited
73 Front Street, 5th Floor
Hamilton, HM 12 Bermuda

> **Re: Brookfield Business Partners L.P.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed February 29, 2016**
> **File No. 333-207621**

Dear Mr. Laurie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 as Amended filed February 29, 2016

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-10

(i) Property Plant and Equipment, page F-12

1. Please provide us with a comparative analysis of your depletion expense for all relevant periods presented in your filing, which depicts your depletion expense including future development costs and also depletion expense determined on a basis which excludes future development costs. Your calculations and analysis should use the same reserve quantities in both calculations.

Exhibit Index

2. We note that you have not filed or indicated the intent to file as exhibits the licensing agreements pursuant to which your company and the Holding LP acquired the right to use the Brookfield name and logo or the securities purchase agreements or any separation or other agreement pursuant to which you will acquire your assets and operations. You also do not list these among your Material Contracts beginning on page 192. Please tell us supplementally why you believe these are not material contracts under Item 601(b)(10) of Regulation S-K, or file them as exhibits to the registration statement.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
       Mile Kurta, Esq.
       Erin Wiley, Esq.